Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: February 26, 2016

The following is a transcript of a conference call held on February 26, 2016 relating to the fourth quarter earnings of Media General, Inc.

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CORPORATE PARTICIPANTS

Andy Carington Media General, Inc. - VP, General Counsel and Secretary

Vince Sadusky Media General, Inc. - President and CEO

Jim Woodward Media General, Inc. - SVP and CFO

CONFERENCE CALL PARTICIPANTS

Marci Ryvicker Wells Fargo Securities - Analyst

James Dix Wedbush Securities - Analyst

Lance Vitanza CRT Capital Group - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to Media General Inc.'s earnings call for the fourth quarter and full year ended December 31, 2015. Today's call is being recorded. Now the company will read a brief legal statement.

Andy Carington - Media General, Inc. - VP, General Counsel and Secretary

This morning the company announced its fourth-quarter and full-year 2015 results. The press release, along with the supplemental data can be found on the company's website at www.mediageneral.com. When available, a full transcript along with a replay of today's call will also be posted on the company's website.

Today's presentation contains forward-looking statements, which are subject to various risks and uncertainties. They should be understood in the context of the company's publicly available reports filed with the SEC, including sections in those reports concerning risk factors. Media General's future performance could differ materially from its current expectations. The company undertakes no obligation to update these forward-looking statements.

Today's speakers will be the company's President and CEO, Vince Sadusky, who will provide high-level overview of our results and achievements and Jim Woodward, the company's Chief Financial Officer, who will discuss our financial results and guidance. They will take your questions after their prepared remarks. And now, I'll hand the call over to Vince.

Vince Sadusky - Media General, Inc. - President and CEO

Thank you, Andy. Good morning, everyone, and welcome to our earnings call.

Before we get into the fourth quarter and full-year results I want to take a moment to reflect on 2015, a transformational year for the company. Fresh off the LIN Media merger that closed in December 2014 our integration teams hit the ground running.

We worked tirelessly to evaluate and improve all products and processes, make important management changes, convert all stations to our proven hub model, improve the quality of newscasts and programming, provide employees the training and tools they need to sell more across multiple screens and leverage our enhanced scale and footprint to negotiate better contracts. As a result of these efforts, on an annual run rate basis, we achieved $40 million in synergies this year which is $5 million above our originally stated plan.

We believe scale is critical in today's ever evolving media landscape. On January 27 of this year we entered into a definitive agreement under which Nexstar will acquire a Media General and cash and stock valued at $4.6 billion. We are very excited about this combination which will enable our terrific group of TV stations and digital businesses to better serve their local communities and advertisers. We are working diligently with Nexstar on our divestitures and integration plans and still expect to close the transaction by late Q3 were early Q4 of this year.

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On top of all of the effort devoted to these mergers, our teams did a great job executing on our strategic and operating priorities in order to deliver solid results. Total net revenues on a same asset or as adjusted basis excluding political revenues grew 7% in 2015, compared to the prior-year.

The underlying TV advertising business is strong. Core local and national time sales which excluded political time sales increased 1% in both the fourth quarter and the full year, compared to the prior-year. Automotive advertising our largest category continued to perform well, increasing 7% in the fourth quarter and 2% of the full year versus 2014.

We were pleased to see many of our local markets strengthening throughout the year. We also believe our core was stronger because our brands were stronger and as a result we have the ability to over index our share.

Our focus on securing higher retransmission consent fees was another key driver of our results. 28% of our subs were renewed in 2015 and we successfully reached 77 new retransmission consent agreements that better reflect the value of our top-rated programming. Another 60% of our subs are up for renewal in 2016 we believe there's a lot more room to grow this important revenue stream as the current markets for local TV's highly rated programming is still undervalued. We will continue to work hard to close that gap existing between our large audiences we deliver and the fees paid for our content.

Before I share some of our other significant achievements, I want to address the digital shortfall that impacted our results along with the actions we've taken to transform our digital business. First, we established the new structure and leadership team. Second, we carefully evaluated each revenue segment of the business.

There are three main areas of focus: national, local, and social in our digital businesses. The national advertising market place is and has been facing downward pricing pressure from programmatic solutions and industry combatants such as non-human traffic and ad blocking.

While demand for our premium native content offering in Q4 grew significantly versus the prior quarter, maintaining a consistent profit margin remains a challenge in this emerging media space. As a result, we are focusing and investing more in our local and social marketing solutions that are in demand at scale. In fact our digital revenue pacing is up double digits for Q1 compared to the prior-year driven by increases in local and social advertising revenues.

In addition, the initiatives that we executed in our national and digital business are expected to lower our cost structure and bring down the EBITDA dilution from this segment to $6 million in Q1 and no more than $10 million for the full year of 2016, leading to an improved contribution in 2017 and beyond. We continue to view digital marketing as a strategic complement to our leading local television offerings and are confident in our strategy to grow the business.

Before I hand it over to Jim to do a deeper dive on our financials I want to highlight a few more of our significant achievements during the year. We reached a new long-term affiliation agreements with ABC and NBC. All of our big four network affiliation agreements now expire between December 31, 2017 and December 31, 2021.

We added several digital multicast networks in our local markets that will provide incremental programming services and cash flow in 2016. We made important investments in our own content creation model. Our original programming series Hollywood Today Live had a successful first season airing in several of Fox's TV markets including New York, Los Angeles and Chicago, and two-thirds of Media General's markets. Production of season two is currently in the works with our Fox station group partners.

We launched more unique local lifestyle, comedy and reality shows that are highly tailored to our markets. These local shows provide unparalleled content marketing opportunities and a loyal advertising base. We implemented our Next Gen Newsroom which includes our new content center and national news desk to connect and share stories with our 48 newsrooms across the country, as well as centralized graphics and design center.

In addition, we launched the Washington DC News Bureau to produce and distribute more in-depth coverage and analysis of federal policies and issues that impact the communities we serve. We successfully grew viewership in many of our largest markets by bringing in new leadership, relaunching our brands and implementing our Next Gen and investigative news strategies.

As a result of our efforts 61% of our TV stations ranked number one or number two in their local markets with adults 25 to 54 which is up from the prior year. Our websites ranked number one or number two in 58% of our measured markets. Finally we built a corporate national sales and research team with top industry executives to support selling across all screens and generate incremental dollars from network, cable, and digital.

Looking ahead to 2016, we are very eager to capitalize on the return of the summer Olympics that our 13 NBC stations and a robust presidential election. Political candidates favor strong local news channels to reach voters.

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Given our significant footprint in highly contested political markets, such as in Iowa and South Carolina, where there are two first quarter primary elections, we are already seeing strong demand. As a result, broadcast pacing is currently up. We are looking forward to Super Tuesday on March 1, where we have a big representation, 15 markets in seven states. Local TV is expected to once again get the lion's share of the overall political advertising pie and we intend to maximize every opportunity.

Now I'd like to turn the call over to Jim.

Jim Woodward - Media General, Inc. - SVP and CFO

Thank you, Vince, and good morning everyone.

Before I begin I would like to draw your attention to the explanation of GAAP results in our press release. As we've done in prior quarters in order to help you make more meaningful comparisons we have provided supplemental combined company financial information on the investor relations page of our website, www.mediageneral.com.

The as adjusted amounts reflect those assets we currently operate. We believe that same asset comparison provides a more transparent and a complete basis by which to analyze our current operating results. So my comments today are going to focus on the combined company, using the supplemental combined company financial information.

During the fourth quarter, our total net revenues were $366 million. Political advertising revenues were $10 million in Q4 of 2015 versus $62 million in Q4 of 2014. If you factor out the assets of the $52 million in political, our total net revenues were up 10%, compared to the prior year. Including political advertising our total net revenues in the fourth quarter declined 5%.

For the full year, our total net revenues were $1.3 billion, political advertising revenues were $19 million compared to $111 million in 2014, and once again if you factor out the $93 million decline in political revenues, our total net revenues grew 7% year-over-year. Including political advertising, our total net revenues were down 1% versus 2014. Our results were driven by broadcasting solid performance including our ability to grow the pay TV subscriber fees.

Excluding political our net broadcast revenues grew 13% in the fourth quarter and 9% in the full year. As Vince mentioned core time sales increased 1% for both the quarter and the full year compared to 2014. Overall our total net broadcast revenues were in line with our guidance at $321 million in the fourth quarter and $1.2 billion for the full year.

Diving deeper into revenues, net local revenues which include net advertising revenues and retransmission consent fees increased 18% in the fourth quarter to $242 million. For the full year, net local revenues increased 12% to $880 million versus 2014. Net national revenues declined 3% year-over-year in the fourth quarter, to $59 million and declined 2% year-over-year to $213 million for the full year.

Automotive advertising our largest category that represented 27% of core advertising sales increased 7% in the fourth quarter and 2% in the full-year versus 2014. Dealers returned to their preferred advertising medium, local television to sell more cars in 2015. The strength in auto is predominately driven by the dealers' association money that gets matched by the manufacturers.

Other top categories that grew year-over-year were retail, services, medical, paid programming and home improvement. Net digital revenues for the quarter declined 5% year-over-year to $44 million. For the full year net digital revenues declined 6% year-over-year to $154 million.

As discussed earlier in the call our digital businesses experienced some strong sustained success with its local and social revenue streams. National has been our challenge. But we are executing on a plan to retool our digital business and we are starting to see some tangible results.

Excluding the increase in programming fees paid to the networks and variable sales costs, our operating expenses in SG&A decreased 5% for the quarter and decreased 3% for the full year. If you include the programming fees and variable sales costs, our operating expense in SG&A for the quarter increased 12% year-over-year to $229 million and for the full year our operating expense in SG&A increased 9% to $871 million for the same reasons.

BCF for the quarter was $125 million compared to $168 million in the fourth quarter of 2014 when we generated significant political advertising revenues. For the full year, BCF was $389 million compared to $469 million in 2014. Once again the absence of political was a driving factor behind the year-over-year decline in BCF, digital also contributed to the decline.

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Corporate and other expenses excluding stock-based compensation was $9 million in the fourth quarter compared to $17 million in the prior year. For the full year corporate and other expenses was $36 million compared to $54 million in 2014. The primary driver of the year-over-year decline reflects our work to realize the merger related synergies.

Adjusted EBITDA for the quarter increased $35 million to $116 million compared to the prior year mainly driven by the year-over-year declines in political and a $7 million loss for the company's national digital business. For the full year adjusted EBITDA decreased $55 million to $360 million again this is primarily driven by the year-over-year declines in political and in operating loss investment in our national digital business of $19 million for the year which we intend to further mitigate in 2016. Excluding our national digital business, the adjusted EBITDA contribution from our broadcast division was $379 million for the full year 2015.

Turning to Media General's debt and credit metrics, at December 31, 2015, we had cash on hand of $41 million and $147 million of availability under our revolver. Our net debt at the end of the year was $2.2 billion compared to $2.4 billion as of December 31, 2014. During the year, we repaid almost $180 million of debt.

Leverage has defined under our senior credit agreement was five times. Subsequent to year end we paid the $60 million required breakup fee under the Meredith agreement. As we realize more political revenues this year we expect to continue to pay down debt.

Focusing on the outlook for the first quarter, we expect net revenues to increase in the range of 12% to 16% versus the first quarter of 2015. Excluding political, we expect net revenues into increase in the range of 7% to 10% mainly driven by increases in retransmission consent fees. Net digital revenues are expected to increase 3% to 19% compared to $30 million in the first quarter of 2015.

For expenses, if you exclude the programming fees paid to networks and the variable sales costs, direct operating SG&A expenses would be flat compared to the first quarter of 2015. Including the programming fees paid to the networks and the variable sales costs, we expect that direct operating and SG&A will increase in a range of 11% to 13% compared to expenses of $206 million in the first quarter of 2015. We expect corporate expenses excluding stock-based comp to be between $9 million and $10 million and given our NOL balance we do not expect to pay any significant cash taxes.

And now I'll turn it over to the operator for Q&A.

 QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Marci Ryvicker, Wells Fargo.

Marci Ryvicker - Wells Fargo Securities - Analyst

Thanks. First question I have is, can you talk about how you moved through the fourth quarter and underlying core and how you entered the year? I know you were up in auto in the fourth quarter. Can you talk about auto a little bit more in the first?

Vince Sadusky - Media General, Inc. - President and CEO

Yes. Sure thing. Auto is currently pacing up in the first quarter, which I think is a good sign considering we had that -- a bit of an anomaly in most of 2015 that continued into the first quarter of 2016 regarding Hyundai You probably heard from other broadcasters as well.

Marci Ryvicker - Wells Fargo Securities - Analyst

Yes.

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Vince Sadusky - Media General, Inc. - President and CEO

The issues associated with the factory not matching the dealer money on the dealer group side and that's now -- there has been an agency switch and a refocus. So we think that'll be helpful going forward.

Having a diversity of markets, we saw a lot of ups, a lot of downs or some downs. And I think net-net, we were pleased with the overall growth that we had in the core given it was a year that was non -- we really didn't have Olympic revenue and no terrific catalyst and the economy started off I think a little bit slower. But overall, pleased with the results.

In the first quarter, including -- inclusive of political, we are seeing pacing up in the mid-single digits. We're seeing pacing kind of flattish on the core side. But there's been a good amount of political. I think on the political side for the first quarter, we -- our business on the books is in the $12 million range. As you know, business comes in very quickly on political, so there's still quite a bit of time left to go in the first quarter.

And for 2014, so two years ago, I think we finished the quarter at about $5 million in total political revenue. So the year is starting off really strong and of course so much of that will be backend loaded but yet the way the year is starting off on political is a very, very good sign.

Marci Ryvicker - Wells Fargo Securities - Analyst

Got it. There are a couple of affiliation changes just going on. So I'm curious how you're doing in Indianapolis with WISH TV?

Vince Sadusky - Media General, Inc. - President and CEO

Yes. While WISH - that station going from an affiliate to an independent is a completely different model. We're really proud of the group there. They continue to be very competitive on the local news front, especially in morning news.

With regard to the change that we announced in Raleigh, that'll actually be effective on Monday. The switch on over from an NBC affiliate to a CBS affiliate and we're pretty excited about that. The CBS -- we have a lot of CBS affiliates in the southeast. And the CBS programming with SCC football, and just the nature of their programming has a tendency to over index in that region and do very well. So we're getting the affiliation with that network from capital broadcasting that was a very strong station in connection with being a CBS affiliate.

So we've been gearing up and we've got our branding initiatives. We've been promoting, and there will be a lot more to come over the next couple of months. We are excited about the opportunity to grow share with that affiliation change.

Marci Ryvicker - Wells Fargo Securities - Analyst

Got it. Thank you.

Operator

James Dix, Wedbush Securities.

James Dix - Wedbush Securities - Analyst

Thanks very much. Good morning, gentlemen. Vince, you talked a little bit about the digital business and what you've been doing there in response to the market, and then it sounds like synergies on the merger have come in a little ahead of expectations. Any other important variances versus your 2015 budget that you would call out, and then any implications that you would -- that they might have as you look forward to 2016? And then I have got two follow-ups.

Vince Sadusky - Media General, Inc. - President and CEO

I think I'd say a couple it things. One is, on the core revenue, the year started off slower than we had planned, but then I think picked up some momentum throughout the course of the year.

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The controllable things for us enabled us to -- we have market audits done in almost every one of our markets, so what we've analyzed is that net-net we've been able to grow share year over year. Which gives us good confidence in a lot of these early operating initiatives that we've put in place and I've tried to kind of summarize in my earlier comments.

Really, the opportunity to take best practices from the predecessor companies that had invested in content, invested in digital. And so again as we look forward to going from 23% of the country or so, which is fairly sizable to now, just under 40% with the Nexstar combination and given Nexstar's history and best practices, we've got an opportunity to do that again in the very, very short order. We're making those plans and pretty -- pretty excited about that opportunity.

With regard to the digital, that's been an area that's been a challenge for us. It's hard to kind of summarize very quickly, because we're in a lot of different digital businesses. But again tried to summarize in the script as best we could. Just to kind of repeat, net digital revenue, overall, declined for us about 5% or so. We know we've had very good sustained multi-year success and growth on the local side and on the social and mobile side as well. And those -- within those numbers, are very strong growth for both of those, two of the three categories of digital businesses that -- the way we look at the businesses we are in.

As I mentioned, national has been our challenge, but we're very aggressively executing on our plan. And as I look at the first quarter, I'm encouraged as right now our digital ad revenue that's on the books at this moment, with a lot to go left in the first quarter, is greater than our entire first quarter of 2015 final number for digital last year. So it's encouraging.

And I think right sizing the business, identifying the competitive advantages, where they are, where they are not on the national side is important. I do believe overall within the digital performance is good growth in areas that are I think clear strategic complements to our leading local television businesses and will really benefit from further scale across a larger platform in combination with Nexstar and be a good complement to their digital businesses as well.

James Dix - Wedbush Securities - Analyst

Great. That kind of leads a little bit too my second question. Just following up, why -- what do think the key drivers are that are leading to the challenges that you've seen in national and therefore your response going forward in that part of the digital business? But that -- I guess the tailwinds -- or at least the better opportunity you're seeing in local and social which you think are going to go forward? Then, if you could address in particular what you think -- how you think ad blocking is effecting that? I would be interested in that as well.

Vince Sadusky - Media General, Inc. - President and CEO

Yes. On the digital side nationally, for the non-platform businesses, kind of across the industry, it's frankly been a challenge. And the challenge, I think, really is coming from programmatics. So you're getting a lot of focus on the buy said on volume given there's an assumption of a terrific amount of false traffic. So, again, I don't want to get into it, but that's been an area where we've invested to ensure that we are not delivering false traffic and that our product is high quality.

The thesis for our -- for this area that's been very challenged for us on the national side, the thesis is, we can deliver video at scale, in a terrific content environment, free of a lot of the mischief that takes place when you buy ad volume. And don't get me wrong, we've had actually very good success. We have run several campaigns underneath are connected screen moniker, being one of the few companies that can offer up high quality video on television to national brands and high quality video at scale in a native environment online.

That business is -- I think there is an opportunity for that, but the transformation away from media and the pricing pressure on core media placement has been so significant and so dramatic that it's -- the transformation of our business has been one that's caused us to be unprofitable in that area for 2015.

James Dix - Wedbush Securities - Analyst

Great. And then, my last one actually just has to do with the kind of the core non digital business. Any color you could give on the ad growth that you've seen by programming type across your station group? So how is the news advertising growing as distinct from the network versus the syndication versus the other? Then, any important changes in trend you're seeing there? Thanks.

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Vince Sadusky - Media General, Inc. - President and CEO

Sure. Yes. So you've seen the national versus local trends for many years, for many quarters following the industry. Local has been stronger than national over this time period, in general. And much of the national advertising is placed in network time periods.

So I think you'd say overall there is not much of a distinction between the overall movement of dollars. Let's say we had ad revenue up in the fourth quarter, in general, there wasn't much of a movement other than the rating points. The total rating points we deliver on any given station are more heavily skewed towards local news nowadays because those ratings have been fairly resilient, whereas the live linear viewership in primetime to non-sports scripted programs has declined.

So bottom line is we're delivering -- if you look at the entire population of eyeballs we deliver, our -- that percentage of eyeballs that's being generated by non-scripted network programming is greater than it's ever been before and thereby the revenue has a tendency to follow the eyeballs.

James Dix - Wedbush Securities - Analyst

Great. Thanks very much, Vince.

Vince Sadusky - Media General, Inc. - President and CEO

Sure.

Operator

(Operator Instructions)

Lance Vitanza, CRT Capital Group.

Lance Vitanza - CRT Capital Group - Analyst

Hi. Thanks for taking the questions. A couple from me, the first, is there any update that you can provide on the upcoming spectrum auction? Are we still on track for that to begin next month and have you heard anything that you can discuss regarding your thoughts on participation levels and what not? And then, my next question would just be, if you could refresh my memory as to the timing milestones, hurdles on the merger I'd appreciate it. Thank you.

Vince Sadusky - Media General, Inc. - President and CEO

Yes. Sure thing. So with regard to the auction, we were at the FCC last week, have not heard any news about potentially pushing the auction off further. I think the FCC is very committed and very, very focused on the outlined date when we will get our kind of final determination around the market participation in March. Likely in the spring, early May timeframe, the actual physical sales side auction will begin.

With regard to our participation, we had stated back on Investor Day, our best estimate of our net spectrum values potentially in that $2.00 to $4.00 range. We've not adjusted that. As we know, it's incredibly challenging to know what the results of the auction are going to be. There's a lot of smart people out there trying to figure that out, but our view is it will be what it will be.

For our shareholders it was very important to carve out through the CDR our value of that oil in the ground and give our shareholders an opportunity to participate in that value, whatever it may be. We are now at an FCC quiet period so there's not much more we can say regarding our strategy and our thoughts going forward that we haven't already said.

With regard to hurdle dates on the merger, we'll get this 10-K filed. The finance teams for both companies will work together on pro formas, updating those, get those in. We will get a proxy statement on file. And then we'll march towards a shareholder meeting and a shareholder vote for both companies. In the meantime, we've been going through the regulatory process. We have filed with the FCC, and we're working our regulatory applications for license transfers and approval of the deal.

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Operator

With no other questions in the queue, I will now turn it back over to the Company for closing remarks.

Vince Sadusky - Media General, Inc. - President and CEO

Okay. Very good. Thank you all for your interest.

Operator

That does conclude today's conference. We appreciate your participation.

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NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, or a solicitation of any vote or approval. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (the “Merger”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the SEC.